PricewaterhouseCoopers, ABN 52 780 433 757 2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation. Auditor’s Independence Declaration As lead auditor for the review of Mesoblast Limited for the half-year ended 31 December 2023, I declare that to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and (b) no contraventions of any applicable code of professional conduct in relation to the review. This declaration is in respect of Mesoblast Limited and the entities it controlled during the period. Jon Roberts Melbourne Partner PricewaterhouseCoopers 29 February 2024 Exhibit 99.3